Exhibit 99.2

ALMADEN MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2013

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of March 28, 2014.  This MD&A is intended to help the reader understand the consolidated audited financial statements of Almaden.

This MD&A should be read in conjunction with the consolidated financial statements for the year ended December 31, 2013 and supporting notes.  These consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This document may contain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”).  These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.  By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The following forward looking statements have been made in this MD&A:

•	The Company discusses the potential to upgrade mineral exploration projects by way of early stage exploration;
•	The Company notes that its cash resources are adequate to meet its working capital and mineral exploration needs for at least the next year;
•	Continuous development work on the Tuligtic project;
•	The Company has estimated the possible effect of changes in interest rates and exchange rates on its future operations;
•	The Company discusses its view of future trends in the metal prices; and
•	The Company summarizes its future activities in the Outlook section.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov, and/or on the Company’s website at www.almadenminerals.com.

HIGHLIGHTS

The management team at Almaden is encouraged by the recent results of Almaden’s exploration efforts and the following are the highlights of those results to the date of this MD&A:

•       Mexican projects:

o
Ixtaca Zone (part of the Tuligtic property) – On January 22, 2014, the Company announced the results of an updated National Instrument (NI) 43-101 compliant Mineral Resource Estimate on the Ixtaca Zone which will form the basis of a Preliminary Economic Assessment (“PEA”) expected to be reported in the first half of this year.

o
Two holes were drilled on the El Cobre copper gold project in early 2013 with encouraging results.  The program was curtailed in view of current depressed markets and to focus on the ongoing successful progress on the Ixtaca Zone on the Tuligtic property.  Further exploration of this exciting target will be resumed when economic conditions are more favourable.

o
The Company sold 100% interest in the BP and Black Jack Springs properties in Nevada and the Yago, Mezquites, San Pedro and Llano Grande properties in Mexico to Tarsis Resources Ltd. (“Tarsis”) for 4 million shares of Tarsis and a 2% net smelter return royalty.  In addition, Tarsis must issue an additional 200,000 shares to the Company for each new property acquired within the area of influence and a further 800,000 shares upon the first time disclosure of a mineral resource on each and any of the new properties.

•       Nevada, USA projects:

o
Willow – The Company previously completed a TITAN 24 geophysical survey and the property is ready for drilling.  A geological review of this data resulted in drill target selection and permits to drill have been received.  Drilling is dependent on budgeting considerations under current economic conditions.

•       Canadian projects:

o
Merit – During 2013 an agreement with an optionee was terminated.  The target here is a silicified ridge with anomalous gold in soil geochemistry.  Trenching several years ago by the Company prospectors exposed vein material which contained anomalous gold values in rock and soil.  The Company will consider conducting a small drill program in 2014 when economic conditions are more favourable.

During 2013, the Company received its first royalty payment of $4,758 from Gold Mountain Mining Corporation (“Gold Mountain”) who completed the first sale of its bulk sample testing from the Elk Gold project in Merritt, British Columbia.  The Company sold the Elk Gold project to Gold Mountain in July 2011.  Gold Mountain plans to mill 10,000 tonnes of material from the bulk sample program in 2014.

OUTLOOK

Almaden has sufficient cash on hand to conduct its exploration and development plans for the next fiscal year with focus on Ixtaca.  The results of an updated National Instrument (NI) 43-101 compliant Mineral Resource Estimate on the Ixtaca Zone released January 22, 2014 will form the basis of a PEA expected to be reported in the first half of this year. While engineering studies will be the emphasis of this year’s work program, the Company will focus the 2014 drill program on the testing of other high priority exploration targets on the property.

When economic conditions are more favourable, programs on the other Company assets will be considered.  The prime targets for renewed activity are:

Mexican Projects:

o
El Cobre – The Company started a small exploration drill program but decided to suspend it to focus available funds on the Ixtaca program.  Drilling to date on one target was encouraging and several other high potential targets remain untested.

o	Others – The Company is cautiously advancing a regional pipeline of projects along trends identified from the Company’s extensive past exploration programs.

Nevada, USA Projects:

o	Willow – A first stage drill program has been planned and permitted to test both a high sulphidation epithermal gold target and a porphyry copper-gold target.

Canadian Projects:

o	Merit – A short drilling program is being considered for 2014.

Background

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties focused in Canada, United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploitation.  The Company’s common stock is quoted on the NYSE MKT under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

Overview

Company Mission and Focus

Almaden is focused on exploration efforts in Mexico, United States and Canada, seeking to identify new projects through early stage grassroots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.  Through this means, the Company endeavours to expose its shareholders to discovery and capital gain without as much funding and consequent share dilution as would be required if the Company were to have developed all these projects without a partner.  The Company will advance projects further when they are considered of such merit that the risk/reward ratio favors this approach.  If the property has been optioned out with unsatisfactory results but it is considered by the Company to still have merit, it may do more work to demonstrate further potential as  was the case at Ixtaca.

The Company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca zone before seeking partners for them.  In this way, the Company expects to attract stronger partners for options and joint ventures.  Because the Company has the technical capability to conduct its own geological and geochemical surveys and owns its own geophysical and drilling equipment, it is in a position to quickly eliminate and absorb the cost of projects that fail to show promise after initial testing and expects to negotiate better deals for the few that deliver good results.

Qualified Person

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 (“NI 43-101”) and the President, Chief Executive Officer and Director of Almaden, has reviewed and approved the technical contents in this MD&A.

Description of Metal and Mining Market Factors and Conditions

Most commodity prices have risen over the last decade but given the current economic climate, these prices have experienced a sharp correction.  Precious metals prices dropped sharply in 2013 but have recently recovered somewhat from the recent lows.  For base metals, lower prices seem to be related to concerns over economic conditions in the large developing nations that are building infrastructure and the size of above ground metal inventory or stockpiles.  There is uncertainty as to how long this trend will continue, whether competition for resources will decrease or intensify and how any change might further affect metal prices.  With regard to gold and silver, there is also uncertainty about inflation, deflation and currency exchange rates due to difficult economic conditions around the world and how these might affect capital and operating costs, profits and personal savings.  Some gold and silver funds have experienced redemptions that resulted in liquidations of metals held and thus have adversely reduced metal prices.  Large trading volumes in futures markets have tended to have a mostly negative effect on precious metal prices and this has led to increased buying of physical gold and silver and more interest in taking physical delivery when futures contracts expire.  This has led to backwardation, which refers to the situation where spot prices are higher than prices for future delivery.  Up to this point gold and silver related stocks have fared worse in relation to the metal prices and many junior exploration companies are having difficulty financing their operations.  Several intermediate and large production companies have written down recent acquisitions and several companies have also reduced reserves to reflect lower gold and silver prices.  This has made these firms far more cautious about merger and acquisition activity which is further exacerbated by difficulty in valuing of assets when stock prices are so depressed.  In fact, some larger companies are seeking to divest of non-core assets to reduce their debt burden and lower their average operating costs.  Globalization of trade and markets has been more important to mining than many other industries and because of current conditions these concepts are under question by many vested interest groups.  At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world.  Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive.  Even though metal mining does not have the large output of so called greenhouse gasses as some other industries and despite the unresolved science of and increasing doubt in the claims for global warming, many governments are pursuing regulations and taxes that could raise costs.  As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, the most important of which is the local community where the project is located.

These factors require frequent review of plans and budgets against a backdrop of fewer good development projects.  Existing mines are being depleted but there is no appetite in the markets for grassroots projects.  It seems clear that the current cut back in exploration means fewer good projects in the world being advanced to replace the mined out deposits.

The Company plans to cautiously advance the Ixtaca project with the expectation of it developing into one of the more highly promising and advanced projects in the world when the market for gold and silver projects improves.  Company’s management expects little opportunity to farm out early stage projects until junior explorers again have access to funding.

World economic conditions have led to a decision by some cash strapped governments to seek or threaten higher tax and royalty policies and these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive.  In Mexico, a royalty based on mining profits has passed into law by the federal government.  However, when compared to the difficult and arbitrary regulation and demands placed on mining and exploration in some countries, the Company’s decision to operate in the North American Free Trade zone where the three signatories operate under rule of law is proving to be sound.

Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards.  These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act.  Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Cautionary Note – The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Almaden Minerals Ltd. uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Mineral Properties

The following is a brief description of the more active mineral properties owned by the Company.  Additional information can be obtained from Almaden’s website www.almadenminerals.com.

Ixtaca (Tuligtic) – Mexico
100% owned

Location and Ownership

The property lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold.  The Tuligtic property, located in Puebla State, was acquired by staking in 2001 following prospecting work carried out by the Company in the area.  Since that time, Almaden has had agreements to develop the property with three separate parties, all of whom relinquished all rights to the property and none of whom conducted work on the Ixtaca zone. The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico.  Almaden has several other projects staked along this trend.

Recent Updates

On January 22, 2014, the Company announced the results of an updated National Instrument (NI) 43-101 compliant Mineral Resource Estimate on the Ixtaca Zone performed by Giroux Consultants Ltd. The Ixtaca Zone is an epithermal gold (Au) and silver (Ag) vein deposit hosted in limestone and volcanic rocks with roughly equal values per tonne of each metal. The Mineral Resource is presented in gold equivalent (AuEq) ounces and cut-offs based on price ratios, as the preliminary metallurgical test work previously reported shows the potential for roughly equivalent high recoveries for both gold and silver using standard gravity and flotation recovery techniques. Highlights of the updated Mineral Resource Estimate include:

•
Measured Resource of 1,351,000 AuEq ounces (599,000 Au ounces, 38,600,000 Ag ounces) using the base case 0.5 grams per tonne (g/t) AuEq cut-off comprised of 30.44 million tonnes grading at 1.38 g/t AuEq (0.61 g/t Au and 39.44 g/t Ag)

•
Indicated Resource of 2,182,000 AuEq ounces (1,049,000 Au ounces, 58,140,000 Ag ounces) using the base case 0.5 grams per tonne (g/t) AuEq cut-off comprised of 62.61 million tonnes grading at 1.08 g/t AuEq (0.52 g/t Au and 28.88 g/t Ag)

•
Inferred Resource of 717,000 AuEq ounces (362,000 Au ounces, 18,240,000 Ag ounces) using the base case 0.5 grams per tonne (g/t) AuEq cut-off comprised of 22.70 million tonnes grading at 0.98 g/t AuEq (0.50 g/t Au and 24.99 g/t Ag)

Table 1: Ixtaca Zone NI 43-101 Measured, Indicated and Inferred Mineral Resource Statement with the Base Case 0.5 g/t AuEq Cut-Off highlighted. Also shown are the 0.3, 0.7, 1.0 and 2.0 g/t AuEq cut-off results. AuEq calculation based on three year trailing average prices of $1540/oz gold and $30/oz silver.

Management believes this new mineral resource estimate showcases the continuity of the Ixtaca Zone gold and silver mineralisation and the success of its 2013 infill drilling program. It will form the basis of a PEA the Company expects to report in the first half of this year. While engineering studies will be the emphasis of this year’s work program, the Company will focus the 2014 drill program on the testing of other high priority exploration targets on the property.

About the Ixtaca Drilling Program and the Ixtaca Project

The 100% owned Ixtaca Zone is a blind discovery made by the Company in 2010 on claims staked by the Company. The deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units and crosscutting dykes (“basement rocks”) with a minor component of disseminated mineralisation hosted in overlying volcanic rocks. On January 31, 2013 the Company announced a maiden resource on the Ixtaca Zone. Since that time drilling has been focused on expanding and infilling the known resource base for a PEA. The results of this work program are reflected in the updated Mineral Resource and will form the basis of a PEA to be completed in the coming months. The Company has selected Moose Mountain Technical Services to lead a PEA on the Ixtaca deposit. Knight Piesold Ltd. will provide certain engineering and environmental design inputs for the PEA and has been retained to help the Company with long lead item studies concerning environmental monitoring, assessment and permitting matters. Apart from drilling planned for 2014, work underway currently includes additional metallurgical studies, environmental baseline monitoring such as flora and fauna studies, climate monitoring, water quality sampling and surface water hydrology monitoring, a geochemistry program, and scoping level engineering studies. In 2014 the Company anticipates redirecting drilling efforts to the exploration of high priority epithermal targets outside of the Ixtaca Zone but within the project boundaries.

The Ixtaca deposit and any potential mining operation would be located in an area previously logged or cleared with negligible to no current land usage. The Company currently employs roughly 70 people in its drilling program who live local to the Ixtaca deposit. Local employees make up virtually all the drilling staff who have been trained on the job to operate the Company’s wholly owned drills. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local inhabitants to be major stakeholders in the Ixtaca deposit’s future along with the Company’s shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated PEA are properly understood and communicated throughout the course of the Company’s exploration and development program. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Resource Estimate

The data available for the resource estimation consisted of 423 drill holes assayed for gold and silver.  The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains.  Of the total drill holes 400 intersected the mineralized solids and were used to make the resource estimate.  Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter (m) composites were produced for each domain and used to produce semi-variograms for each variable. Grades were interpolated into blocks 10 x 10 x 5 m in dimension by Ordinary kriging. Specific gravities were determined for each domain from drill core.  Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.

Metallurgical Gold and Silver Test Work

Almaden has previously reported preliminary metallurgical test results (for details consult Almaden’s news release of January 31, 2013 and the 2013 Tuligtic Project NI 43-101 Technical Report filed on SEDAR). These first test results showed that standard gravity and flotation techniques could result in non-optimised gold and silver recoveries that are roughly equivalent for each geological domain. The preliminary test work showed overall Au and Ag recoveries from a combination of flotation and gravity concentration to average 88% for Au and 82% for Ag across all geologic domains. Further test work focussing on process optimization is currently underway on existing and fresh domain samples collected from whole drill core.

QAQC and Reporting

Almaden has prepared a NI 43-101 Tuligtic Project Mineral Resource Update Technical Report, which contains details of the mineral resource estimate. This report has been filed on SEDAR and the Almaden website and is authored by Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., both of whom act as independent consultants to the Company, are Qualified Persons as defined by NI 43-101. The analyses used in the preparation of the resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. In addition to in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. completed an independent review of Almaden’s drill hole and QAQC databases. The review included an audit of approximately 10% of drill core analyses used in the mineral resource estimate. A total of 10,885 database gold and silver analyses were verified against original analytical certificates. Similarly, 10% of the original drill collar coordinates and downhole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo.  The QAQC audit included independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses. The mineral resource estimate prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101. All drill sections and related assay data from the 2013 drilling program used in the resource estimate will be posted to the Company’s website.

During the three months ended December 31, 2013, the Company incurred $85,150 of land acquisition costs and $2,657,298 of exploration costs, primarily on drilling and assaying compared to $1,548,435 of exploration costs during the same period in 2012.  During the year ended December 31, 2013, the Company incurred $1,001,706 (2012 - $Nil) of land acquisition costs and $6,800,208 of exploration costs (year ended December 31, 2012 - $6,318,731).  The exploration work completed during the quarter relates to an infill drilling program designed to upgrade the confidence of the resource.

Upcoming / Outlook
The Company plans to release a PEA, to continue with engineering studies in preparation of completing a pre-feasibility study later in the year.  Drilling is also planned on other targets on the property that have the potential for vein mineralization similar to that of the Ixtaca zone.   This program will be funded and managed by the Company.

El Cobre – Mexico
100% owned (subject to a 0.5% NSR)

In 2011 the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”).  As part of the transaction, Goldgroup also transferred to Almaden its 40% interest in the El Cobre property. The Company now owns a 100% interest in the El Cobre subject to a sliding scale royalty payable to a third party.

Location and Ownership

El Cobre project is located adjoining the Caballo Blanco project in Veracruz State, Mexico.

Recent Updates

The El Cobre project covers copper-gold porphyry mineralization known to exist over a strike length of at least four kilometers.  Drilling by Almaden and past partners along this strike length has returned significant copper and gold values.  The mineralization is associated with the exposed portions of diorite stocks which have intruded intermediate volcanic rocks.  Mineralogic and fluid inclusion studies show conclusively that the gold and copper-gold porphyry-style mineralization at El Cobre is not deeply eroded and great potential exists at depth.  More importantly these studies indicate that the mineralization is genetically uniquely like that of some of the Maricunga district gold-copper porphyry systems in Chile.  In November 2011, Almaden commenced a TITAN 24 CSAMT-IP geophysical survey of the property.  This program was planned to help identify where to focus a program of deeper drilling.  Almaden’s 100% interest in the El Cobre project is subject to a 0.5% NSR payable to a third party, 50% of which may be purchased for US$3,000,000.

During the three months ended December 31, 2013, the Company incurred a total of $16,162 of exploration costs on El Cobre compared to $76,147 during the same period in 2012.  During the year ended December 31, 2013, the Company incurred a total of $207,832 of exploration costs (year ended December 31, 2012 - $365,102).

Upcoming / Outlook

A 5,000-meter exploration drill program was suspended in early 2013 after completing two holes on one of the multiple targets due to budgetary reasons to allow the Company to focus on the Ixtaca Zone of the Tuligtic project.  Further exploration of this project will be resumed when economic conditions are more favourable.

ATW – NWT, Canada
66.2% through ownership of shares in ATW Resources Ltd.

Location and Ownership

The ATW diamond property is located at Mackay Lake, NWT and is in close proximity to a number of active diamond exploration projects:  The Diavik Mine lies about 29 kilometres north, the Snap Lake Project is about 68 kilometres southwest, the Mountain Province/De Beers Gacho Kue Project is about 72 kilometres southeast, and Peregrine Diamonds Ltd.’s DO-27 Kimberlite lies 20 kilometres to the northeast.

The Company has a 66.2% joint venture (“JV”) interest in ATW with ATW Resources Ltd.  The JV is operated by Almaden and all parties have a working interest.

Recent Updates / Outlook

No field work was conducted during the 2013 season as personnel and drills were not available.  Further exploration of this project will be resumed when economic conditions are more favourable.

During the three months ended December 31, 2013, the Company spent $Nil on the property compared to $1,109 during the same period in 2012. During the year ended December 31, 2013, the Company incurred $16,165 of exploration costs on the property (year ended December 31, 2012 - $47,712).

Willow – Nevada, USA
100% owned

Location and Ownership

The Willow property was acquired by staking in 2007 and is 100% owned by the Company.

Recent Updates / Outlook

In 2011, the Company completed a TITAN 24 geophysical survey on the Willow project. Geological review of this work was used to select drill targets. A drill program has been permitted but will be subject to staff and budget availability.

During the three months ended December 31, 2013, the Company spent $669 on the property compared to $1,128 during the same period in 2012. During the year ended December 31, 2013, the Company incurred $23,062 of exploration costs on the property (year ended December 31, 2012 - $47,712).

Other properties

(i) Nicoamen River – B.C., Canada
100% owned

The Company acquired a 100% interest in the Nicoamen River property by staking.

(ii) Skoonka Creek – B.C., Canada
34.14% interest

The Company has a 34.14% interest in the Skoonka Creek property. The Company recorded a write-down in 2013 of $8,077 (2012 - $Nil).

(iii) Merit – B.C., Canada
100% owned

The Company acquired a 100% interest in the Merit property by staking.  During 2010, the Company entered into an Option Agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest subject to certain terms and conditions.  Sunburst terminated the Option Agreement in 2013.  The Company recorded a write-down in 2013 of $5,697 (2012 – income of $5,000).

(iv) Dill – B.C., Canada

On January 23, 2012, the Company entered into an agreement with Fjordland Exploration Inc. (“Fjordland”) to earn a 100% interest.  Fjordland paid the Company $25,000 cash and issued 250,000 shares to the Company.  On January 21, 2013, Fjordland acquired a 100% interest in the property paying the Company an additional $25,000 cash and issuing an additional 250,000 common shares to the Company.  A further 1,500,000 shares of Fjordland will be issued to the Company upon the completion of a NI 43-101 Resources Estimate.

(v) San Jose - Mexico
100% owned

The Company purchased a 100% interest in the San Jose claim.  The Company recorded a write-down in 2013 of $24,676 (2012 - $56,283).

(vi) Yago – Mexico & BP, Nevada, USA

In 2013, the Yago and BP properties were vended along with several others (Black Jack Springs in Nevada and the Mezquites, San Pedro and Llano Grande properties in Mexico) to Tarsis Resources Ltd. (“Tarsis”) for 4 million shares of Tarsis and a 2% NSR royalty.  In addition, Tarsis must issue an additional 200,000 shares to the Company for each new property acquired within the area of influence and a further 800,000 shares upon the first time disclosure of a mineral resource on each and any of the new properties.

(vii) Matehuapil and Santa Isabela – Mexico

During 2007, the Company was successful in a bid for the government owned Matehuapil mineral concession that adjoins the Santa Isabela property.  The Company subsequently entered into an agreement with Golden Minerals Company (“Golden Minerals”) formerly Apex Silver Mines Limited to earn a 60% interest.  In 2013, Golden Minerals terminated the agreement.  Subsequently, the Company abandoned the claims and recorded a write-down of $39,583 (2012 - $271,979).

(viii) Caldera – Mexico
100% owned

The Company acquired a 100% interest in the Caldera property by staking.  This gold project located in Puebla State, Mexico, 10 km from Almaden’s Ixtaca zone on its Tuligtic property, was discovered by the Company in 2007 during a regional exploration program and expanded in 2008.  Further geological mapping and sampling were carried out in March and April 2009 with encouraging results.  A drill program was being considered for this property and is fully permitted.  The Company may consider further work based economic conditions.  The Company recorded a write-down in 2013 of $102,021 (2012 - $485,692).

Risks and Uncertainties

Below are some of the risks and uncertainties that the Company faces.  For a full list of risk factors, please refer to the Company’s Form 20-F filed on March 28, 2014.

Market volatility for marketable securities
The Company’s marketable securities consist of shares of exploration companies which are historically very volatile.  There is no assurance that the Company will be able to recover the current fair market value of those shares.  The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry
The Company is engaged in the exploration of mineral properties, an inherently risky business.  There is no assurance that a mineral deposit will ever be discovered, developed and economically produced.  Few exploration projects result in the discovery of commercially mineable ore deposits.  If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners.  The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates
The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment.  No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

The prices of Gold, Silver and other metals
The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels.  In addition, the price of gold has been volatile over short periods of time due to speculative activities.  The price of silver is affected by similar factors and, in addition, is affected by having more industrial uses than gold, as well as sometimes being produced as a by-product of mining for other metals with its productions thus being more dependent on demand for the main mine product than supply and demand for silver.  The prices of other metals and mineral products that the Company may explore for have the same or similar price risk factors.

Cash flows and additional funding requirements
The Company currently has no revenue from operations.  If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced in interest or to a royalty interest.  Additional capital would be required to put a property into commercial production.  The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party.  The Company currently has sufficient financial resources to undertake all of its currently planned exploration programs.  However, the companies to which the Company options properties could well encounter difficulty in financing such projects.

Exchange rates fluctuations
Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/Mexican Peso exchange rates, can impact cash flows.  The exchange rates have varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. Dollars and Mexican Pesos.  Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results.  The Company does not engage in currency hedging to offset any risk of exchange rates fluctuation.

Environmental
The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions.  Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms.  Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations
The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates.  These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly.  The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land men and legal counsel in both Mexico and the United States.

Title to mineral properties
While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

Possible dilution to present and prospective shareholders
The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.  The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties.  This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays.  However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material risk of dilution presented by large number of outstanding share purchase options and warrants
At March 28, 2014 there were 6,195,000 stock options, 4,376,000 warrants and 186,000 finder’s warrants outstanding.  Directors and officers hold 5,210,000 of the options and 985,000 are held by employees and consultants of the Company.  Directors hold 76,000 of the warrants.

Trading volume
The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price
Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition
There is competition from other mining exploration companies with operations similar to Almaden.  Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management
The Company depends heavily on the business and technical expertise of its management.

Conflict of interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists.  Common indications of impairment, which is often judgemental, include but are not limited to, the right to explore the assets has expired or will soon expire and is not expected to be renewed, substantive expenditure of further exploration is not planned, or the results are not compelling enough to warrant further exploration by the Company.

At December 31, 2013, the Company concluded that impairment indicators exist with respect to certain exploration and evaluation assets.  An impairment of exploration and evaluation assets of $135,648 for the three months ended December 31, 2013 (three months ended December 31, 2012 - $328,492) has been recognized.  An impairment of exploration and evaluation assets of $371,038 has been recognized for the year ended December 31, 2013 (year ended December 31, 2012 - $1,268,856).

Material Financial and Operations Information

Selected Annual Financial Information

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
	$	$	$
Total revenues	220,432	299,167	248,712
Net (loss) income for the year	(6,356,609)	(10,238,377)	7,294,858
Net (loss) income per share - basic	(0.10)	(0.17)	0.13
Net (loss) income per share - diluted	(0.10)	(0.17)	0.12
(Loss) income on exploration and evaluation assets	(716,006)	47,500	15,072,485
Impairment of exploration and evaluation assets	371,038	1,268,856	318,847
Share-based payments	381,950	1,716,250	4,930,700
Working capital	12,676,166	19,474,784	30,513,403
Total assets	48,987,933	49,132,316	53,905,269
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Expressed In $CAD	Dec 13 Quarter	Sep 13 Quarter	Jun 13 Quarter	Mar 13 Quarter	Dec 12 Quarter	Sep 12 Quarter	Jun 12 Quarter	Mar 12 Quarter
	$	$	$	$	$	$	$	$
Total revenue	62,705	53,418	49,100	55,209	75,319	115,338	66,069	42,441
Net loss	(2,760,252)	(915,280)	(1,000,845)	(1,680,232)	(5,414,896)	(1,989,068)	(2,103,020)	(731,393)
Loss per share – basic	(0.04)	(0.01)	(0.02)	(0.03)	(0.09)	(0.03)	(0.04)	(0.01)
Loss per share – diluted	(0.04)	(0.01)	(0.02)	(0.03)	(0.09)	(0.03)	(0.04)	(0.01)
(Loss) income on exploration and evaluation assets	(613,064)	(218,532)	-	115,590	5,000	-	-	42,500
Write-down of interests in exploration and evaluation assets	135,648	59,769	19,975	155,646	328,492	306,312	499,902	134,150
Share-based payments	-	-	370,550	11,400	201,200	1,016,000	499,050	-
Working capital	12,676,166	16,803,537	18,197,558	16,087,288	19,474,784	22,365,888	23,900,168	28,193,773
Total assets	48,987,933	50,116,249	49,513,984	47,020,941	49,132,316	49,912,312	50,040,837	53,459,890
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Review of Operations and Financial Results

Results of Operations for the three months ended December 31, 2013 compared to the three months ended December 31, 2012

For the three months ended December 31, 2013, the Company recorded a net loss of $2,760,252 or $0.04 per share compared to a net loss of $5,414,896 or $0.09 per share for the three months ended December 31, 2012.  The decrease of $2,654,644 in net loss was primarily the result of a reduction in impairment of marketable securities of $2,582,076.

Because the Company is an exploration company, it has no revenue from mining operations.  The revenue of $62,705 during the quarter ended December 31, 2013 consisted of interest income and other income from office rental and a royalty payment of $4,758 from Gold Mountain from the Elk property.  The revenue during the quarter ended December 31, 2012 of $75,319 consisted of interest income and other income from office rental and contract exploration services provided to third parties.  The decrease in interest income was the result of lower cash balances available for investment.

During the three months ended December 31, 2013, there was a loss on exploration and evaluation assets of $613,064 as a result of the Company paying $469,045 in the form of cash and shares as part of the consideration payable to obtain a reduction in a royalty with respect to a property interest in Caballo Blanco property.  The payment and shares are the result of a 2011 royalty agreement that has been subsequently amended pursuant to an Amended Royalty Agreement.  The Company also accrued a reversal from a previous years’ recovery of exploration costs that resulted in a loss on exploration and evaluation assets of $144,019.  The accrual relates to a Canada Revenue Agency review of Almaden’s 2010 and 2011 British Columbia Mining Exploration Tax Credit (“BCMETC”) from various grassroots mineral projects in B.C.  During the three months ended December 31, 2012, there was income on exploration and evaluation assets of $5,000 as a result of the Company recovering costs relating to the Merit property.

General and administrative expenses were $641,884 in the fourth quarter of 2013 (December 31, 2012 - $757,689).  The decrease in general and administration expenses of $115,805 resulted from lower legal fees and promotional costs.

General exploration expenses of $191,208 were incurred in the fourth quarter of 2013 compared to $331,652 for the three months ended December 31, 2012.  These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in the quarter ended December 31, 2013 compared to December 31, 2012 include the impairment of marketable securities of $1,274,743 (December 31, 2012 - $3,856,819) and the loss on exploration and evaluation assets of $613,064 (December 31, 2012 – income of $5,000). The impairment of marketable securities relates to significant or prolonged losses of equity securities held by the Company.

Results of Operations for the year ended December 31, 2013 compared to the year ended December 31, 2012

For the year ended December 31, 2013, the Company recorded a net loss of $6,356,609 or $0.10 per share compared to a net loss of $10,238,377 or $0.17 per share for the year ended December 31, 2012.  The decrease of $3,881,768 in net loss was primarily the result of a decrease in impairment of marketable securities of $2,582,076, share-based payments of $1,334,300 and impairment of exploration and evaluation assets of $897,818 offset by an increase in loss on exploration and evaluation assets of $763,506 and loss on investment in associate of $905,852.

The Company has no revenue from mining operations as it only conducts exploration and development work.  The revenue of $220,432 during the year ended December 31, 2013 consisted of interest income and other income from office rental and a royalty payment of $4,758 from Gold Mountain from the Elk property compared to revenue of $299,167 during the year ended December 31, 2012 consisting of interest income and other income from office rental and contract exploration services provided to third parties.

During the year ended December 31, 2013, loss on exploration and evaluation assets was the result of selling nine properties, obtaining a reduction in a royalty and accruing a reversal from a previous years’ recovery of exploration costs of $716,006 compared to the sale of one property and the recovery of exploration costs of $47,500 during the year ended December 31, 2012.

General and administrative expenses were $2,154,278 for the year ended December 31, 2013 (December 31, 2012 - $2,330,965).  The primary decrease in general and administrative expenses resulted from lower professional fees from accounting and consulting fees and lower travel and promotion costs.  Director’s fees totalling $48,000 were paid during the year ended December 31, 2013 compared to $39,000 during the year ended December 31, 2012.

General exploration expenses of $707,542 were incurred in the year ended December 31, 2013 compared to $969,470 for the year ended December 31, 2012.  These expenditures vary according to management decisions on work to be done on any property.  Given the current market conditions less exploration work was completed to conserve capital and allow the Company to focus on the Tuligtic project.

Significant non-cash items in the year ended December 31, 2013 compared to December 31, 2012 included investment in associate, impairment of marketable securities, impairment of exploration and evaluation assets, loss on exploration and evaluation assets, share-based payments and fair-value of contingent share receivable.  During the year ended December 31, 2013, the loss on investment in associate of $818,889 (2012 – income of $86,963) was the recognition of the equity loss/income in Gold Mountain.  The equity pick up can vary period to period based on the performance of Gold Mountain.  Impairment of marketable securities of $1,274,743 in the year ended December 31, 2013 (2012 - $3,856,819) relates to significant or prolonged losses of equity securities held by the Company.  Impairment of exploration and evaluation assets of $371,038 in the year ended December 31, 2013 (2012 - $1,268,856) fluctuate period to period based on management’s evaluation of the carrying value of each exploration and evaluation asset held at that time.  The loss on exploration and evaluation assets during the year ended December 31, 2013 of $716,006 (2012 – income of $47,500) relates to the loss on the sales of nine properties, obtaining a reduction in a royalty and the accrual of a reversal from a previous years’ recovery of exploration costs.  Share-based payments of $381,950 in the year ended December 31, 2013 (2012 - $1,716,250) are recognized on the grant of stock options in any period. The fair-value of contingent share receivable of $193,500 decreased compared to the same period in 2012 ($424,500) due to the decline in the fair value of the common shares of Gold Mountain and Goldgroup.

Liquidity and Capital Resources

At December 31, 2013, the Company had working capital of $12,676,166 including cash and cash equivalents of $11,994,773 compared to working capital of $19,474,784 including cash and cash equivalents of $16,487,408 at December 31, 2012. The decline in working capital of $6,798,618 is mainly due to capitalized exploration expenses incurred at Ixtaca.  During 2013, the Company closed a non-brokered private placement for gross proceeds of $5,470,000 to continue the Ixtaca exploration and development program.

In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at December 31, 2013 was $2,005,251 or $1,730,483 above book value as presented in the financial statements.  The Company has no long-term debt.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.  Management has a proven track record to be able to raise money even in a very challenging financial marketplace as evident in the private placement during 2013.

Three months ended December 31, 2013

Cash from operations during the quarter ended December 31, 2013 was $388,220 (2012 – cash used of $193,907), after adjusting for non-cash activities.

Cash used in investing activities during the fourth quarter of 2013 was $3,029,167 (2012 - $1,599,173).  Significant items include expenditures on mineral property interests of $3,020,002 primarily on land acquisition and drilling costs on the Tuligtic property (2012 - $1,705,441).

During the quarter ended December 31, 2013, the Company received $51,000 (2012 - $Nil) on the exercise of 75,000 options.

Year ended December 31, 2013

Cash used in operations during the year ended December 31, 2013 was $1,628,440 (2012 - $2,723,237) after adjusting for non-cash activities.

Cash used in investing activities during the year ended December 31, 2013 was $8,199,490 (2012 - $3,233,514).  Significant items include expenditures on mineral property interests of $8,253,489 (2012 - $7,407,896) primarily on land acquisition of $1,001,706 (2012 - $Nil) and drilling costs on the Tuligtic property of $6,800,208 (2012 - $6,318,731).

During the year ended December 31, 2013, the Company received gross proceeds of $5,470,000 on closing a private placement by the issuance of 4,376,000 units at a price of $1.25 per unit.  Each unit consists of one common share and one non-transferable common share purchase warrant.  Each warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016.  A finder’s fee of $232,500 in cash and finder’s warrants to purchase up to 186,000 common shares at a price of $1.50 per common share until July 17, 2016 was paid on a portion of the placement.  The Company also received $223,550 (2012 - $1,260,000) on the exercise of 220,000 (2012 – 600,000) stock options during 2013.

Management estimates that the current cash position and expected future cash flows from stock options and warrants and the participation of partners potential financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future.  There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2012	59,722,321	$75,237,977
December 31, 2013	64,578,321	$81,151,042
March 28, 2014	64,578,321	$81,151,042

Share issuances during fiscal 2013

During the year ended December 31, 2013, the Company received $223,550 on the exercise of 220,000 stock options.  The Company issued 250,000 shares with a deemed value of $2.15 per share pursuant to a property acquisition agreement and 10,000 shares with a deemed value of $1.15 to obtain a reduction in a royalty with respect to a property interest.

On July 17, 2013 the Company closed a non-brokered private placement by the issuance of 4,376,000 units at a price of $1.25 per unit for proceeds to the Company of $5,470,000.  Each unit consists of one common share and one non-transferable common share purchase warrant.  Each warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016.  A finder’s fee of $232,500 in cash and finder’s warrants to purchase up to 186,000 common shares at a price of $1.50 per common share until July 17, 2016 was paid on a portion of the placement.

The following table summarizes information about warrants outstanding at March 28, 2014:

	Exercise	Dec 31,			Expired/	Mar 28,
Expiry date	price	2013	Issued	Exercised	Cancelled	2014
January 17, 2015*	$1.50	4,376,000	-	-	-	4,376,000
July 17, 2016	$1.50	186,000	-	-	-	186,000
Options outstanding and exercisable		4,562,000	-	-	-	4,562,000
Weighted average exercise price		$1.50	-	-	-	$1.50

*Expiry date is extended to July 17, 2016 and exercise price increases to $1.80 per share if the warrants are not exercised by January 17, 2015.

The table in Note 11(c) to the consolidated financial statements summarizes information about warrants outstanding at December 31, 2013.

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan.  This plan and its terms are detailed in Note 11(d) to the consolidated financial statements for the year ended December 31, 2013.  During the year ended December 31, 2013 and to the date of this MD&A, the Company granted the following stock options:

Number of Stock Options Granted	Price Per Share	Expiry Date
20,000	$ 2.26	February 22, 2015
25,000	$ 1.67	April 25, 2015
90,000	$ 1.98	April 4, 2018
250,000	$ 1.66	June 18, 2018
375,000	$ 1.19	January 2, 2019

The table in Note 11(d) to the consolidated financial statements summarizes information about stock options outstanding at December 31, 2013.

The following table summarizes information about stock options outstanding at March 28, 2014:

Expiry date	Exercise Price	Dec 31, 2013	Granted	Exercised	Expired/ Cancelled	Mar 28, 2014
May 4, 2014	$2.18	65,000	-	-	-	65,000
July 13, 2014	$1.96	170,000	-	-	(20,000)	150,000
November 22, 2014	$2.53	60,000	-	-	-	60,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	970,000	-	-	-	970,000
February 22, 2015	$2.26	20,000	-	-	-	20,000
April 25, 2015	$1.67	25,000	-	-	-	25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	75,000	-	-	-	75,000
June 8, 2016	$3.29	2,270,000	-	-	-	2,270,000
August 15, 2016	$2.93	150,000	-	-	-	150,000
May 4, 2017	$2.18	225,000	-	-	-	225,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	90,000	-	-	-	90,000
June 18, 2018	$1.66	250,000	-	-	-	250,000
January 2, 2019	$1.19	-	375,000	-	-	375,000
Options outstanding and exercisable		5,840,000	375,000	-	(20,000)	6,195,000
Weighted average
exercise price		$2.38	$1.19	-	$1.96	$2.31

As of date of this MD&A, there were 64,578,321 common shares issued and outstanding and 75,335,321 common shares outstanding on a diluted basis.

Environmental Provisions and Potential Environmental Contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company’s exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

Off-Balance Sheet Arrangements

None.

Contractual Commitments

The Company is committed under an operating lease for its office premises with aggregate minimum lease payments (see below) to the expiration of the lease on January 31, 2016. On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and 265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at December 31, 2013, the remaining payments for the executive contract and the operating lease are due as follows:

	2014	2015	2016	2017	2018	Total

Office lease	$75,000	$81,000	$6,700	$-	$-	$162,700
Executive contracts	505,000	505,000	505,000	505,000	505,000	2,525,000
	$580,000	$586,000	$511,700	$505,000	$505,000	$2,687,700

Proposed Transactions

None

Transactions with Related Parties

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer and the Chief Financial Officer.  The aggregate compensation paid or payable to key management for services is as follows:

	December 31, 2013		December 31, 2012

Salaries, fees and benefits	$690,700	(i)	$828,488	(iii)
Share based compensation	340,250	(ii)	1,468,500	(iv)
Director’s fees	48,000		39,000
	$1,078,950		$2,335,988

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, was paid $240,000 for geological services provided to the Company and recorded in general exploration expenses.

(ii)
Comprised of 325,000 options granted pursuant to the Company’s stock option plan during the year, all of which vested on the grant date.  The value of 75,000 option-based awards is based on the fair value of the awards ($1.17) calculated using the Black-Scholes model at the April 3, 2013 grant date.  The value of 250,000 option-based awards is based on the fair value of the awards ($1.01) calculated using the Black-Scholes model at the June 18, 2013 grant date.

(iii)	Hawk Mountain was paid $315,000 for geological services provided to the Company and recorded in general exploration expenses.
(iv)
Comprised of 925,000 options granted pursuant to the Company’s stock option plan during the year, all of which vested on the grant date.  The value of 250,000 option-based awards is based on the fair value of the awards ($1.323) calculated using the Black-Scholes model at the May 4, 2012 grant date.  The value of 75,000 option-based awards is based on the fair value of the awards ($1.34) calculated using the Black-Scholes model at the June 8, 2012 grant date. The value of 500,000 option-based awards is based on the fair value of the awards ($1.76) calculated using the Black-Scholes model at the September 11, 2012 grant date. The value of 100,000 option-based awards is based on the fair value of the awards ($1.58) calculated using the Black-Scholes model at the November 22, 2012 grant date.

b.           Other related party transactions

i)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has a director in common with ATW.

ii)  Other

(a)	During the year ended December 31, 2013, the Company paid a company controlled by a Director of the Company $1,500 (2012 - $Nil) for consulting services provided to the Company.
(b)	During the year ended December 31, 2013, the Company paid a company controlled by a Director of the Company, $700 (2011 - $488) for accounting services provided to the Company.
(c)	During the year ended December 31, 2013, an additional $6,300 was paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (2012 - $12,000).
(d)
During the year ended December 31, 2013, the Company employed the Chairman’s daughter for a salary of $34,000 less statutory deductions (2012 - $62,216) for marketing and administrative services provided to the Company.

Financial Instruments

The fair values of the Company’s cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)	Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2013, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

	US dollar	Mexican peso
Cash and cash equivalents	$567,239	$63,583
Accounts receivable and prepaid expenses	-	66,870
Total assets	$567,239	$130,453

Trade and other payables	$76,592	$165,638
Total liabilities	$76,592	$165,638

Net assets (liabilities)	$490,647	$(35,185)

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $57,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $6,000.

(b)	Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the statement of financial position date.  The Company’s excise tax consists primarily of harmonized sales tax due from the federal government of Canada. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2013 the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(b)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(c)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $120,000.

(d)	Commodity price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $20,000.

(e)	Classification of Financial instruments
IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$1,058,661	$-	$-	$1,058,661

The Company does not invest in derivatives to mitigate these risks.

Management of Capital

The Company manages its common shares, stock options and warrants as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.  In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Subsequent Events

None

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o
The assessment that the Company has significant influence over the investment (Consolidated Financial Statements Note 7) which results in the use of  the equity accounting method for accounting for this investment.  In making their judgement, management considered its percentage ownership, the composition of the Board of Directors of Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

o
The analysis of the functional currency for each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	the recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statements of financial position;
o
the carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the consolidated statements of financial position;

o
the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive (loss) income;

o	the estimated value of the exploration and development costs which is recorded in the statements of financial position;
o	the inputs used in accounting for share option expense in the consolidated statements of comprehensive (loss) income;
o
the provision for income taxes which is included in the consolidation statements of comprehensive (loss) income and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2013;

o	the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position;
o	the assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;
o	the estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 8(a);
o	the estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 8(b).

Application of new and revised accounting standards effective January 1, 2013

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the consolidated financial statements upon adoption:

1) IFRS 7 - Financial Instruments: Disclosures
2) IFRS 10 - Consolidated Financial Statements
3) IFRS 11 - Joint Arrangements
4) IFRS 12 - Disclosure of Interests in Other Entities
5) IFRS 13 - Fair Value Measurement
6) IAS 1 - Presentation of Financial Statements
7) IAS 19 - Employee Benefits
8) IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

Future accounting standards

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) but not yet effective as at December 31, 2013.  The Company intends to adopt these standards and interpretations when they become effective.  The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

The following standards or amendments are effective for annual periods beginning on or after January 1, 2014.

1)         IFRIC 21 - Levies
2)         IAS 32 - Financial Instruments:  Presentation
3)        IAS 39 - Financial Instruments: Recognition and Measurement & IFRS 9 – Financial Instruments (mandatory adoption date not yet finalized)

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures
The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2013, as required by Canadian securities law.  Based on that evaluation, the CEO and the CFO have concluded that, as of December 31, 2013, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified by those laws and that material information was accumulated and communicated to management of the Company, including the CEO and the CFO, as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Internal control over financial reporting includes those policies and procedures that:

a)	pertains to the maintenance of records that in reasonable details accurately and fairly reflect the transactions and dispositions of the assets of the Company.
b)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company, and

c)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses annually, its controls over financial reporting; however it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.  Based on evaluations performed of the Company’s internal controls over financial reporting, the CEO and CFO concluded that as of the end of the period covered by this report, the Company’s internal controls over financial reporting were effective and were operating at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

For the three months ended March 31, 2013, subsequent to the issuance of the Company’s Form 20-F for the year ended December 31, 2012, management identified an adjustment with respect to the amount recorded for the gain on investment in associate recorded for the year ended December 31, 2012.  Management assessed the adjustment and concluded that the financial statements for the year ended December 31, 2012 were not materially misstated and recorded this adjustment during the three months ended March 31, 2013.  Management believes that the adjustment resulted from a material weakness in the execution of its internal controls over financial reporting that existed at December 31, 2012 that had not been previously identified.  Subsequent to December 31, 2012, we have implemented a number of remediation measures to address such material weakness.  Such measures include additional procedures to more formally review the amount recorded as gain (loss) on investment in associate, working with management of the associate and its auditor to have the audit of its financial statements for the year ended December 31, 2013 completed concurrently with the audit of the Company’s financial statements for the year ended December 31, 2013.  Management believes that, as a result of these changes, the material weakness that was identified no longer exists.  Management will continue to monitor vigorously the effect of our processes, controls and procedures and will make any further changes determined to be appropriate.  Except as noted herein, there have been no change in the Company’s internal control over financial reporting that occurred during Fiscal 2013 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Information on the Board of Directors and Management

Directors:
Duane Poliquin, P.Eng
Morgan Poliquin, P.Eng, Ph.D
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Barry Smee, Ph.D, P.Geo
Mark T. Brown, CPA, CA
William J. Worrall, Q.C.

Audit Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Compensation Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Nominating & Corporate Governance Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Management:
Duane Poliquin, P.Eng – Chairman
Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President
Korm Trieu, CPA, CA – Chief Financial Officer
Dione Bitzer, CPA, CMA – Controller & Corporate Secretary